SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 2) *

The Knot, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

499184109
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d – 1(b)

☐	Rule 13d – 1(c)

☒	Rule 13d – 1(d)

      * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499184109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Comcast Holdings Corporation (formerly known as Comcast Corporation) 23-1709202
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 499184109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Comcast QIH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer:

     The Knot, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     462 Broadway, 6thFloor
    New York, NY 10013

Item 2(a). Names of Persons Filing:

     This statement is filed on behalf of the persons identified below (the “Reporting Persons”).

     Comcast Holdings Corporation

     Comcast QIH, Inc. (successor in interest to Comcast QIH, LP, Comcast QIH, LP, Inc., and Comcast QIH GP, Inc.)

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Comcast Holdings Corporation is 1500 Market Street, Philadelphia, PA 19102-2148.

     The address of the principal business office of Comcast QIH, Inc. is 1201 North Market Street, Suite 1405, Wilmington, Delaware 19801.

Item 2(c). Citizenship:

     Comcast Holdings Corporation was organized in the state of Pennsylvania.

     Comcast QIH, Inc. was organized in the state of Delaware.

Item 2(d). Title of Class of Securities:

     Common Stock, par value $.001 per share (“Common Stock”)

Item 2(e). CUSIP Number:

     499184109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned:

This is an exit filing with respect to each Reporting Person listed in Item 2(a) above. As of September 17, 2003, the Reporting Persons ceased to beneficially own any shares of Common Stock. The reporting persons named in the original filing dated February 14, 2000 (the “Original Filing”) have terminated their Joint Filing Agreement with respect to the Original Filing as of the date hereof. This filing is being made only on behalf of Comcast Holdings Corporation and Comcast QIH, Inc. (the “Comcast Reporting Persons”). Accordingly, this Amendment serves only to amend the Original Filing to the extent the same was filed by and relates to the Comcast Reporting Persons and is not intended to amend or otherwise affect the Original Filing to the extent the same was filed by and relates to other reporting persons named in the Original Filing.

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

    Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMCAST HOLDINGS CORPORATION
February 13, 2004 (Date)

/s/ Arthur R. Block
(Signature)

Arthur R. Block Senior Vice President
(Name/Title)

COMCAST QIH, INC.
February 13, 2004 (Date)

/s/ Rosemarie S. Teta
(Signature)

Rosemarie S. Teta Vice President
(Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SCHEDULES

Schedule I	Termination of Joint Filing Agreement dated February 14, 2000 among Interactive Technology Holdings, LLC, QK Holdings, Inc., Comcast QIH, Inc. (successor in interest to Comcast QIH, LP, Comcast QIH, LP, Inc., and Comcast QIH GP, Inc.), QVC, Inc., and Comcast Holdings Corporation (formerly known as Comcast Corporation).

Schedule II	Joint Filing Agreement dated February 13, 2004 among the signatories to this Amendment No. 2 to Schedule 13G.

SCHEDULE I

TERMINATION OF JOINT FILING AGREEMENT
EXECUTED PURSUANT TO RULE 13d-1(k)(1)

     The undersigned hereby terminate the Joint Filing Agreement among them dated February 14, 2000. This termination may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated as of: February 13, 2004
INTERACTIVE TECHNOLOGY HOLDINGS, LLC By: QK Holdings, Inc., its managing member

	By:	/s/ David M. Apostolico

		Name:	David M. Apostolico
		Title:	President

QK HOLDINGS, INC.

	By:	/s/ David M. Apostolico

		Name:	David M. Apostolico
		Title:	President

QVC, INC.

	By:	/s/ Neal S. Grabell

		Name:	Neal S. Grabell
		Title:	Senior Vice President and General Counsel

COMCAST QIH, INC.

	By:	/s/ Rosemarie S. Teta

		Name:	Rosemarie S. Teta
		Title:	Vice President

COMCAST HOLDINGS CORPORATION

	By:	/s/ Arthur R. Block

		Name:	Arthur R. Block
		Title:	Senior Vice President

SCHEDULE II

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that Amendment No. 2 to Schedule 13G with respect to the Common Stock, par value $0.001 per share, of The Knot, Inc. shall be filed on behalf of each of the undersigned and acknowledges that as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Dated as of: February 13, 2004

COMCAST QIH, INC.

	By:	/s/ Rosemarie S. Teta

		Name:	Rosemarie S. Teta
		Title:	Vice President

COMCAST HOLDINGS CORPORATION

	By:	/s/ Arthur R. Block

		Name:	Arthur R. Block
		Title:	Senior Vice President